                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

              ___________________________________________________

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the year ended December 31, 1998

[ ] OR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

                        Commission file number 33-81011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

          U.S. Foodservice 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                U.S. Foodservice
                9755 Patuxent Woods Drive
                Columbia, Maryland 21046

EXHIBITS

                                      Description of Exhibit
                                      ----------------------

      1        Consent of PricewaterhouseCoopers LLP, Independent Accountants.
               Filed herewith.


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               U.S. Foodservice
                               401(k) Retirement Savings Plan

                               By:  JP Foodservice Distributors, Inc.
                                    Plan Administrator


Dated: June 29, 1999           By:  /s/ George T. Megas
                                    ---------------------------------------
                                    George T. Megas
                                    Senior Vice President and Chief
                                         Financial Officer

U.S. Foodservice
401(k) Retirement Savings Plan

Financial Statements and
Supplemental Schedules
December 31, 1998 and 1997

Index

                                                                        Page
Report of Independent Accountants                                           1

Statement of Net Assets Available for Benefits, with Fund
Information                                                               2-3

Financial Statements:

 Statement of Changes in Net Assets Available for Benefits, with
Fund Information                                                          4-5

 Notes to Financial Statements                                           6-11

Supplemental Schedules:

 Schedule  I - Schedule of Assets Held for Investment Purposes             12

 Schedule II - Schedule of Reportable Transactions                      13-14

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the U.S. Foodservice 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the U.S. Foodservice 401(k) Retirement Savings Plan (formerly JP Foodservice, Inc. 401(k) Retirement Savings Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, effective January 1, 1998, various plans affiliated with the Company were merged into the Plan.

/s/ PricewaterhouseCoopers LLP


June 11, 1999

U.S. Foodservice
401(K) Retirement Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information
---------------------------------------------------------------------

                                                                                  December 31, 1998

                                                                                   Fund Information
                                                                                   ----------------

                                                                                      Fidelity         Fidelity
                                                     Charter         Fidelity         Advisor          Advisor         INVESCO
                                                   Guaranteed        Advisor          Growth           Equity         Industrial
                                                   Long-Term        Balanced        Opportunities      Growth           Income
                                                      Fund            Fund             Fund             Fund             Fund
Assets

Investments, at fair value
    CIGNA Charter Guaranteed Long-Term Account     $ 13,700,270
    CIGNA Fidelity Advisor Balanced Fund                            $ 2,735,216
    CIGNA Fidelity Advisor Growth Opportunities
        Fund                                                                        $ 12,453,371
    CIGNA Fidelity Advisor Equity Growth Fund                                                          $ 11,206,515
    CIGNA INVESCO Industrial Income Fund                                                                              $ 7,775,836
    CIGNA Founders Balanced Fund
    CIGNA Warburg Pincus Advisor International
        Equity Fund
    U.S. Foodservice Common Stock
Participant notes receivable
Employer contributions receivable
Cash equivalents                                          3,824
                                                   ------------     ------------    ------------       ------------   -----------
Net assets available for benefits                  $ 13,704,094     $  2,735,216    $ 12,453,371       $ 11,206,515   $ 7,775,836
                                                   ============     ============    ============       ============   ===========

                                                                      Warburg
                                                                      Pincus
                                                                      Advisor            U.S.
                                                  Founders         International      Foodservice        Participant
                                                  Balanced            Equity            Common             Notes
                                                   Fund                Fund             Stock            Receivable        Total
Assets

Investments, at fair value
    CIGNA Charter Guaranteed Long-Term Account                                                                       $ 13,700,270
    CIGNA Fidelity Advisor Balanced Fund                                                                                2,735,216
    CIGNA Fidelity Advisor Growth Opportunities
        Fund                                                                                                           12,453,371
    CIGNA Fidelity Advisor Equity Growth Fund                                                                          11,206,515
    CIGNA INVESCO Industrial Income Fund                                                                                7,775,836
    CIGNA Founders Balanced Fund                  $ 2,541,211                                                           2,541,211
    CIGNA Warburg Pincus Advisor International
        Equity Fund                                                $ 2,687,122                                          2,687,122
    U.S. Foodservice Common Stock                                                  $ 16,782,642                        16,782,642
Participant notes receivable                                                                          $ 2,063,471       2,063,471
Employer contributions receivable                                                     3,147,459                         3,147,459
Cash equivalents                                                                                                            3,824
                                                  -----------      -----------     ------------       -----------    ------------
Net assets available for benefits                 $ 2,541,211      $ 2,687,122     $ 19,930,101       $ 2,063,471    $ 75,096,937
                                                  ===========      ===========     ============       ===========    ============

  The accompanying notes are an integral part of these financial statements.

U.S. Foodservice
401(K) Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------

                                                                                                                  December 31, 1997

                                                                                                                  Fund Information
                                                                                                                  ----------------

                                                                                         Fidelity      Fidelity
                                                       Charter        Fidelity           Advisor       Advisor        INVESCO
                                                       Guaranteed      Advisor           Growth        Equity       Industrial
                                                       Long-Term      Balanced        Opportunities    Growth         Income
                                                       Fund             Fund              Fund          Fund          Fund
Assets

Investments, at fair value
  CIGNA Charter Guaranteed Long-Term Account           $9,552,751
  CIGNA Fidelity Advisor Balanced Fund                                 $1,563,963
  CIGNA Fidelity Advisor Growth Opportunities Fund                                    $6,685,791
  CIGNA Fidelity Advisor Equity Growth Fund                                                           $5,117,687
  CIGNA INVESCO Industrial Income Fund                                                                              $5,866,946
  CIGNA Founders Balanced Fund
  CIGNA Warburg Pincus Advisor International
        Equity Fund
  JP Foodservice Common Stock
Participant notes receivable
Employer contributions receivable
                                                       ----------      ----------     ----------      ----------    ----------
Net assets available for benefits                      $9,552,751      $1,563,963     $6,685,791      $5,117,687    $5,866,946
                                                       ==========      ==========     ==========      ==========    ==========



                                                                          Warburg
                                                                          Pincus
                                                                          Advisor        JP
                                                       Founders        International  Foodservice     Participant
                                                       Balanced           Equity        Common           Notes
                                                       Fund                Fund         Stock         Receivable      Total
Assets

Investments, at fair value
  CIGNA Charter Guaranteed Long-Term Account                                                                        $ 9,552,751
  CIGNA Fidelity Advisor Balanced Fund                                                                                1,563,963
  CIGNA Fidelity Advisor Growth Opportunities Fund                                                                    6,685,791
  CIGNA Fidelity Advisor Equity Growth Fund                                                                           5,117,687
  CIGNA INVESCO Industrial Income Fund                                                                                5,866,946
  CIGNA Founders Balanced Fund                         $  664,721                                                       664,721
  CIGNA Warburg Pincus Advisor International
        Equity Fund                                                    $1,400,548                                     1,400,548
  JP Foodservice Common Stock                                                         $11,538,638                    11,538,638
Participant notes receivable                                                                          $209,240          209,240
Employer contributions receivable                                                       1,957,774                     1,957,774
                                                       ----------      ----------     -----------     --------      -----------
Net assets available for benefits                      $  664,721      $1,400,548     $13,496,412     $209,240      $44,558,059
                                                       ==========      ==========     ===========     ========      ===========

The accompanying notes are an integral part of these financial statements.

U.S. Foodservice
401(K) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits, With Fund Information

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                    Year Ended December 31, 1998

                                                                                          Fund Information
                                                                                          ----------------
                                           Charter     Fidelity     Fidelity      Fidelity     INVESCO    Founders     Warburg
                                          Guaranteed    Advisor      Advisor      Advisor     Industrial  Balanced      Pincus
                                          Long-Term    Balanced      Growth        Equity      Income       Fund       Advisor
                                             Fund        Fund      Opportunities   Growth       Fund                  International
                                                                      Fund          Fund                                Equity
                                                                                                                         Fund
Additions to net assets
 attributed to:
   Investment income
     Interest                             $   813,345
     Net appreciation (depreciation) in
     fair value of investments                         $  315,368  $  2,327,001  $ 3,036,761  $  961,638  $  299,799  $    79,311
                                          -----------  ----------  ------------  -----------  ----------  ----------  -----------
                                              813,345     315,368     2,327,001    3,036,761     961,638     299,799       79,311
                                          -----------  ----------  ------------  -----------  ----------  ----------  -----------
    Contributions
      Employer                                 96,742       4,161        86,860       84,250       9,143      47,179       50,860
      Employee                              1,628,682     489,618     1,646,587    1,392,840     893,752     462,471      520,205
                                          -----------  ----------  ------------  -----------  ----------  ----------  -----------
                                            1,725,424     493,779     1,733,447    1,477,090     902,895     509,650      571,065
                                          -----------  ----------  ------------  -----------  ----------  ----------  -----------
Total additions                             2,538,769     809,147     4,060,448    4,513,851   1,864,533     809,449      650,376

Deductions from net assets
attributed to:
    Benefit payments                        3,292,080     146,556        564,153      589,586    608,344     121,318      206,481
    Transaction charge                         36,914       1,218         11,963        3,890      3,224       1,505        1,909
    Participant notes
    receivable terminated
      due to withdrawal of
      participant
                                          -----------  ----------  ------------  -----------  ----------  ----------  -----------
Total deductions                            3,328,994     147,774       576,116      593,476     611,568     122,823      208,390
Change in forfeiture reserve, net             (49,625)       (150)       (3,576)      (3,915)      1,390        (210)        (118)
                                          -----------  ----------  ------------  -----------  ----------  ----------  -----------
Net (decrease) increase prior to
    interfund transfers and plan mergers     (839,850)    661,223     3,480,756    3,916,460   1,254,355     686,416      441,868
Interfund transfers, net                     (413,496)    285,000      (222,402)      97,469    (392,837)   (122,863)    (162,689)
Transfer of assets due to plan mergers      5,404,689     225,030     2,509,226    2,074,899   1,047,372   1,312,937    1,007,395
                                          -----------  ----------  ------------  -----------  ----------  ----------  -----------
Net increase (decrease)                     4,151,343   1,171,253     5,767,580    6,088,828   1,908,890   1,876,490    1,286,574
Net assets available for
benefits at beginning of year               9,552,751   1,563,963     6,685,791    5,117,687   5,866,946     664,721    1,400,548
                                          -----------  ----------  ------------  -----------  ----------  ----------  -----------
Net assets available for
benefits at
    end of year                           $13,704,094  $2,735,216  $ 12,453,371  $11,206,515  $7,775,836  $2,541,211  $ 2,687,122
                                          -----------  ----------  ------------  -----------  ----------  ----------  -----------











-------------------------------------------------------------------------------

                                                      JP          U.S.      Participant     Total
                                                  Foodservice  Foodservice    Notes
                                                     Common      Common     Receivable
                                                     Stock       Stock
Additions to net assets attributed to:
    Investment income
      Interest                                                              $   103,573   $   916,918

      Net appreciation
      (depreciation) in
       fair value of investments                  $(1,741,872) $ 5,782,968                 11,060,974
                                                  -----------  -----------  -----------   -----------
                                                   (1,741,872)   5,782,968      103,573    11,977,892
                                                  -----------  -----------  -----------   -----------
    Contributions
      Employer                                          1,063    3,149,362                  3,529,620
      Employee                                        346,576      426,811                  7,807,542
                                                  -----------  -----------  -----------   -----------
                                                      347,639    3,576,173                 11,337,162
                                                  -----------  -----------  -----------   -----------
Total additions                                    (1,394,233)   9,359,141      103,573    23,315,054

Deductions from net assets attributed to:
    Benefit payments                                  589,315      366,983                  6,484,816
    Transaction charge                                 11,764       13,070                     85,457
    Participant notes
    receivable terminated
      due to withdrawal of participant                                          141,995       141,995
                                                  -----------  -----------  -----------   -----------
Total deductions                                      601,079      380,053      141,995     6,712,268
Change in forfeiture reserve, net                    (304,569)       8,723                   (352,050)
                                                  -----------  -----------  -----------   -----------
Net (decrease) increase prior to
    interfund transfers and plan mergers           (2,299,881)   8,987,811      (38,422)   16,250,736

Interfund transfers, net                          (11,223,991)  10,942,290    1,213,519             -
Transfer of assets due to plan mergers                 27,460                   679,134    14,288,142
                                                  -----------  -----------  -----------   -----------
Net increase (decrease)                           (13,496,412)  19,930,101    1,854,231    30,538,878
Net assets available for
benefits at beginning of year                      13,496,412            -      209,240    44,558,059
                                                  -----------  -----------  -----------   -----------
Net assets available for
benefits at end of year                           $         -  $19,930,101  $ 2,063,471   $75,096,937
                                                  -----------  -----------  -----------   -----------

The accompanying notes are an integral part of these financial statements

U.S Foodservice
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------

                                                            Year Ended December 31, 1997

                                                                   Fund Information
                                                                   ----------------
                                                                                                                      Warburg
                                                           Fidelity        Fidelity                                    Pincus
                              Charter       Fidelity       Advisor         Advisor        INVESCO                      Advisor
                             Guaranteed     Advisor         Growth         Equity       Industrial     Founders    International
                             Long-Term      Balanced     Opportunities     Growth         Income       Balanced        Equity
                                Fund          Fund           Fund           Fund           Fund          Fund           Fund
Additions to net assets
 attributed to:
   Investment income
     Interest               $   540,555
     Net appreciation
      (depreciation) in
      fair value of
      investments                         $   269,464    $ 1,348,152    $   897,496    $ 1,171,911   $   72,660      $   (85,286)
                            -----------   -----------    -----------    -----------    -----------   ----------      -----------
                                540,555       269,464      1,348,152        897,496      1,171,911       72,660          (85,286)
                            -----------   -----------    -----------    -----------    -----------   ----------      -----------
 Contributions
   Employer
   Employee                     986,521       308,279        845,058        649,396        505,472      188,952          335,068
                            -----------   -----------    -----------    -----------    -----------   ----------      -----------
                                986,521       308,279        845,058        649,396        505,472      188,952          335,068
                            -----------   -----------    -----------    -----------    -----------   ----------      -----------
Total additions               1,527,076       577,743      2,193,210      1,546,892      1,677,383      261,612          249,782

Deductions from net assets
 attributed to:
   Benefit payments             904,621       103,755        249,058        339,387        322,334        7,554          112,150
   Transaction charge            20,996           603          5,245          1,160          1,575          249              846
   Participant notes
    receivable terminated
    due to withdrawal of
    participant
                            -----------   -----------    -----------    -----------    -----------   ----------      -----------
Total deductions                925,617       104,358        254,303        340,547        323,909        7,803          112,996

Change in forfeiture
 reserve, net                   (30,342)       (3,804)       (13,559)        (6,481)       (20,984)                       (4,979)
                            -----------   -----------    -----------    -----------    -----------   ----------      -----------
Net increase prior to
 interfund transfers            571,117       469,581      1,925,348      1,199,864      1,332,490      253,809          131,807
Interfund transfers, net       (501,496)      (43,658)       276,331        211,667         25,731       97,570         (168,140)
                            -----------   -----------    -----------    -----------    -----------   ----------      -----------
Net increase (decrease)          69,621       425,923      2,201,679      1,411,531      1,358,221      351,379          (36,333)
Net assets available for
 benefits at
 beginning of year            9,483,130     1,138,040      4,484,112      3,706,156      4,508,725      313,342        1,436,881
                            -----------   -----------    -----------    -----------    -----------   ----------      -----------
Net assets available for
 benefits at
 end of year                $ 9,552,751   $ 1,563,963    $ 6,685,791    $ 5,117,687    $ 5,866,946   $  664,721      $ 1,400,548
                            ===========   ===========    ===========    ===========    ===========   ==========      ===========









                                  JP
                              Foodservice      Participant
                                Common            Notes
                                Stock          Receivable          Total
Additions to net assets
 attributed to:
   Investment income
     Interest                                  $     6,988     $    547,543
     Net appreciation
      (depreciation) in
      fair value of
      investments              $ 2,792,504                        6,466,901
                               -----------     -----------     ------------
                                 2,792,504           6,988        7,014,444
                               -----------     -----------     ------------
 Contributions
   Employer                      1,957,774                        1,957,774
   Employee                        442,013                        4,260,759

                                 2,399,787                        6,218,533
                               -----------     -----------     ------------
Total additions                  5,192,291           6,988       13,232,977

Deductions from net assets
 attributed to:
   Benefit payments                460,734                        2,499,593
   Transaction charge               15,702                           46,376
   Participant notes
    receivable terminated
    due to withdrawal of
    participant                                     10,730           10,730
                               -----------     -----------     ------------
Total deductions                   476,436          10,730        2,556,699

Change in forfeiture
 reserve, net                     (183,367)                        (263,516)
                               -----------     -----------     ------------
Net increase prior to
 interfund transfers             4,532,488          (3,742)      10,412,762
Interfund transfers, net           (86,441)        188,436                -
                               -----------     -----------     ------------
Net increase (decrease)          4,446,047         184,694       10,412,762
Net assets available for
 benefits at
 beginning of year               9,050,365          24,546       34,145,297
                               -----------     -----------     ------------
Net assets available for
 benefits at
 end of year                   $13,496,412     $   209,240     $ 44,558,059
                               ===========     ===========     ============

  The accompanying notes are an integral part of these financial statements.

U.S. Foodservice
401(K) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of Plan

       The following description of the U.S. Foodservice 401(k) Retirement Savings Plan (formerly JP Foodservice, Inc. 401(k) Retirement Savings
       Plan) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan established effective September 1, 1989 and most recently amended and restated in its entirety on December 31, 1998, retroactively effective January 1, 1998. Generally, non-union employees of JP Foodservice Distributors, Inc. and subsidiaries (collectively, the "Company") and any successor organization to such Company which elects to continue the Plan become eligible to participate the first day of the Plan year quarter, following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Effective January 1, 1998, employees of Valley Industries, Squeri Food Service, Inc., Arrow Paper and Supply Co., Inc. and Mazo-Lerch Company, which were previously acquired, became eligible to participate in the Plan, subject to Plan provisions. During 1998, Sorrento Food Service, Inc. was acquired by JP Foodservice, Inc., at which time employees became eligible to participate in the Plan subject to Plan provisions.

       Contributions

       Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. For all employees other than those employed by E&H Distributing Co., the Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by an employee, up to a maximum of 2 percent of the participant's compensation. For employees of E&H Distributing Co., the Company will make a matching contribution in an amount equal to $.50 for each $1.00 contributed by an employee. The Company may also make discretionary nonelective contributions, which were $1,223,652 and $0 for the years ended December 31, 1998 and 1997, respectively.

       Participant Accounts

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

U.S. Foodservice
401(K) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Vesting

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

       Investment Options

       Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options:

       X Charter Guaranteed Long-Term Fund - Funds are invested in the CIGNA Charter Guaranteed Long-Term Account, which provides a guaranteed rate of return reset semiannually.

       X Fidelity Advisor Balanced Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Balanced Fund, which in turn invests solely in shares of the Fidelity Advisor Balanced Fund.

       X Fidelity Advisor Growth Opportunities Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Growth Opportunities Fund, which in turn invests solely in shares of the Fidelity Advisor Growth Opportunities Fund.

       X Fidelity Advisor Equity Growth Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Equity Growth Fund, which in turn invests solely in shares of the Fidelity Advisor Equity Growth Fund.

       X INVESCO Industrial Income Fund - Funds are invested solely in units of the CIGNA INVESCO Industrial Income Fund, which in turn invests solely in shares of the INVESCO Industrial Income Fund.

       X Founders Balanced Fund - Funds are invested solely in units of the CIGNA Founders Balanced Fund, which in turn invests solely in shares of the Founders Balanced Fund.

       X Warburg Pincus Advisor International Equity Fund - Funds are invested solely in units of the CIGNA Warburg Pincus Advisor International Equity Fund, which in turn invests solely in shares of the Warburg Pincus Advisor International Equity Fund.

       X U.S. Foodservice Common Stock (formerly "JP Foodservice Common Stock") - Funds are invested solely in shares of U.S. Foodservice common stock.

U.S. Foodservice
401(K) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Participants may change their investment options at any time with the exception of participants' Company matching and nonelective contributions, which will be invested in the U.S. Foodservice Common Stock.

       Payment of Benefits

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, a distribution in the form of an annuity, or a combination of both. The participant's vested Company match may also be distributed in the form of Company stock. Distributions are subject to the applicable provisions of the Plan agreement.

       Participant Notes Receivable

       Participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

       Cash Equivalents

       Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 1998 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

2.     Summary of Accounting Policies

       Method of Accounting

       The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

       Investments

       Investments in pooled separate accounts (CIGNA Fidelity Advisor Balanced Fund, CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Fidelity Advisor Equity Growth Fund, CIGNA INVESCO Industrial Income Fund, CIGNA Founders Balanced Fund and CIGNA Warburg Pincus Advisor International Equity Fund) are recorded at fair value, as determined by the unit values as reported by the Connecticut General Life Insurance Company ("CG Life"). The investment in the CIGNA Charter Guaranteed Long-Term Account is non-fully benefit responsive and is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The U.S. Foodservice Common Stock is recorded at its quoted market price.

U.S. Foodservice
401(K) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Contributions

       Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Most Company matching contributions are recorded at year end. The Company currently makes matching contributions and discretionary nonelective contributions into the U.S. Foodservice Common Stock.

       Benefits

       Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.     Deposit With Insurance Company

       The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Long-Term Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Long-Term Account with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account the Plan is credited with interest at the rate specified in the contract which was 5.80% and 5.95% for the years ended December 31, 1998 and 1997, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six months. As discussed in Note 2, the CIGNA Charter Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

U.S. Foodservice
401(K) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.     Investments

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                                         December 31,
                                                                                 1998                   1997
       CIGNA Charter Guaranteed Long-Term Account                               $ 13,700,270         $9,552,751
          interest rates, 5.80%; 5.95%
       CIGNA Fidelity Advisor Growth Opportunities Fund                           12,453,371          6,685,791
          units, 162,577; 107,992
       CIGNA Fidelity Advisor Equity Growth Fund                                  11,206,515          5,117,687
          units, 135,377; 85,594
       CIGNA INVESCO Industrial Income Fund                                        7,775,836          5,866,946
          units, 314,302; 269,621
       JP Foodservice Common Stock                                                         -         11,538,638
          shares, -; 312,362
       U.S. Foodservice Common Stock                                              16,782,642                  -
          shares, 342,503; -

5.     Participant Notes Receivable

       Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (7.00% to 10.00% for the years ended December 31, 1998 and 1997).

6.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

U.S. Foodservice
401(K) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

7.     Income Taxes

       The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

       Nondiscrimination testing in accordance with the IRC was not completed for the 1998 plan year. Management is in process of performing the testing. Management intends to take the appropriate steps to facilitate the continued tax qualified status of the Plan.

8.     Reconciliation of Plan Financial Statements to the Form 5500

       Certain balances included on lines 31 and 32 of the Annual Return/Report of Employee Benefit Plans (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.     Forfeitures

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $2,668 and $11,518 at December 31, 1998 and 1997, respectively, is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1998 and 1997 Company cash contributions were offset by $374,204 and $267,300, respectively, from forfeited nonvested accounts.

10.    Subsequent Events

       Effective January 1, 1999, the Rykoff-Sexton Value Plan and Trust Agreement, the Lone Star Institutional Grocers 401(k) Plan, the U.S. Foodservice Inc. 401(k) Retirement Savings Plan, and the Joseph Webb Foods, Inc. 401(k) Plan were merged into the Plan. Also effective January 1, 1999, the Plan changed recordkeepers from CG Life to Fidelity Investments. As a result, the Fidelity Investments Institutional Services Company was appointed trustee of the Plan.

U.S. Foodservice                                           Supplemental Schedule
401(K) Retirement Savings Plan                                        Schedule I
     Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes

December 31, 1998
----------------------------------------------------------------------------------------------------------------------------------

     (a)              (b)                                     (c)                                    (d)                (e)
           Identity of Issue, borrower,         Description of investment including                Cost          Current value
              lessor, or similar party             maturity date, rate of interest,
                                                  collateral, par or maturity value
           Connecticut General Life          CIGNA Charter Guaranteed
      *    Insurance Company                 Long-Term Account
                                             5.80%                                                $13,700,270       $13,700,270

           Connecticut General Life          CIGNA Fidelity Advisor Balanced Fund
      *    Insurance Company                 $31.66/unit                                           2,129,357          2,735,216

           Connecticut General Life          CIGNA Fidelity Advisor Growth
      *    Insurance Company                 Opportunities Fund
                                             $76.60/unit                                           8,172,255         12,453,371

           Connecticut General Life          CIGNA Fidelity Advisor Equity
      *    Insurance Company                 Growth Fund
                                             $82.78/unit                                           7,084,922         11,206,515

           Connecticut General Life          CIGNA INVESCO Industrial Income Fund
      *    Insurance Company                 $24.74/unit                                           5,065,507          7,775,836

           Connecticut General Life          CIGNA Founders Balanced Fund
      *    Insurance Company                 $14.94/unit                                           2,236,340          2,541,211

           Connecticut General Life          CIGNA Warburg Pincus Advisor
      *    Insurance Company                 International Equity Fund
                                             $23.12/unit                                           2,619,532          2,687,122

      *    Smith Barney                      U.S. Foodservice Common Stock
                                             $49.00/share                                         11,146,824         16,782,642

           Connecticut General Life          Cash Equivalents (CIGNA Charter
      *    Insurance Company                 Guaranteed Short-Term Account)                            3,824              3,824

      *    Participant Notes Receivable
                                             7.00% - 10.00%                                        2,063,471          2,063,471


   * Indicates an identified person known to be a party-in-interest to the Plan.

U.S. Foodservice                                           Supplemental Schedule
401(K) Retirement Savings Plan                                       Schedule II
                  Line 27d Form 5500 - Schedule of Reportable Transactions

Year Ended December 31, 1998
----------------------------------------------------------------------------------------------------------------------------------

        (a)                 (b)                      (c)           (d)    (e)       (f)           (g)            (h)         (i)
 Identity of party     Description of asset       Purchase      Selling  Lease    Expense       Cost of       Current     Net gain
      involved       (include interest rate         price        price   rental   incurred       asset          value      or (loss)
                      and maturity in case                                           with                    of asset on
                            of a loan)                                            transaction                transaction
                                                                                                                 date
Connecticut General  Purchases into              $ 9,191,752       N/A       N/A          N/A    $9,191,752  $ 9,191,752           -
Life Insurance       CIGNA Charter
Company              Guaranteed
                     Long-Term Account

Connecticut General  Sales from CIGNA                 N/A      $ 5,879,732   N/A          N/A     5,879,732    5,879,732           -
Life Insurance       Charter
Company              Guaranteed
                     Long-Term Account

Connecticut General  Purchases into                5,001,898        N/A      N/A          N/A     5,001,898    5,001,898           -
Life Insurance       CIGNA Fidelity
Company              Advisor Growth
                     Opportunities Fund

Connecticut General  Sales from CIGNA                  N/A       1,561,319   N/A          N/A     1,110,564    1,561,319   $ 450,755
Life Insurance       Fidelity Advisor
Company              Growth
                     Opportunities Fund

Connecticut General  Purchases into                4,650,557        N/A      N/A          N/A     4,650,557    4,650,557           -
Life Insurance       CIGNA Fidelity
Company              Advisor Equity
                     Growth Fund

Connecticut General  Sales from CIGNA                  N/A       1,598,490   N/A          N/A     1,128,026    1,598,490     470,464
Life Insurance       Fidelity Advisor
Company              Equity Growth Fund

Connecticut General  Purchases into                2,178,984        N/A      N/A          N/A     2,178,984    2,178,984           -
Life Insurance       CIGNA INVESCO
Company              Industrial Income
                     Fund

Connecticut General  Sales from CIGNA                  N/A       1,231,732   N/A          N/A       819,182    1,231,732     412,550
Life Insurance       INVESCO
Company              Industrial Income
                     Fund

Connecticut General  Purchases into                2,183,998        N/A      N/A          N/A     2,183,998    2,183,998           -
Life Insurance       CIGNA Founders
Company              Balanced Fund

Connecticut General  Sales from CIGNA                  N/A         607,307   N/A          N/A       559,902      607,307      47,405
Life Insurance       Founders Balanced
Company              Fund

U.S. Foodservice                                           Supplemental Schedule
401(K) Retirement Savings Plan                                       Schedule II
                  Line 27d Form 5500 - Schedule of Reportable Transactions

Year Ended December 31, 1998
------------------------------------------------------------------------------------------------------------------------------

        (a)                 (b)                   (c)           (d)         (e)       (f)         (g)          (h)          (i)
 Identity of party    Description of asset      Purchase      Selling      Lease    Expense     Cost of      Current     Net gain
      involved       (include interest rate      price         price      rental   incurred      asset        value      or (loss)
                      and maturity in case                                           with                  of asset on
                           of a loan)                                              transaction             transaction
                                                                                                               date
Connecticut General  Purchases into           $ 1,888,280        N/A       N/A        N/A      $ 1,888,280 $ 1,888,280           -
Life Insurance       CIGNA Warburg
Company              Pincus Advisor
                     International
                     Equity Fund

Connecticut General  Sales from CIGNA             N/A        $  681,017    N/A        N/A           638,742      681,017   $  42,275
Life Insurance       Warburg Pincus
Company              Advisor
                     International
                     Equity Fund

JP Foodservice, Inc. Purchases into             2,569,019        N/A       N/A        N/A         2,569,019    2,569,019           -
                     JP Foodservice
                     Common Stock

JP Foodservice, Inc. Sales from                   N/A        12,365,785    N/A        N/A         8,703,605   12,365,785   3,662,180
                     JP Foodservice
                     Common Stock

Smith Barney         Purchases into            11,804,068        N/A       N/A        N/A        11,804,068   11,804,068           -
                     U.S. Foodservice
                     Common Stock

Smith Barney         Sales from                  N/A            804,394    N/A        N/A           657,260      804,394     147,134
                     U.S. Foodservice
                     Common Stock